ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-156695

Dated December 7, 2011

Commodities	ETRACS

ETRACS CMCI Long Platinum Total Return

Profile		Ticker: PTM
Underlying Index	UBS Bloomberg CMCI Platinum Total Return	Key features
Issuer	UBS AG	Exposure to a portfolio of
Issuer Credit Rating[1]	Aa3 (Moody’s); A (S&P); A (Fitch)	commodity futures through a
CUSIP	902641786	single investment
Primary Exchange	NYSE Arca	Convenience of
Initial Trade Date	May 8, 2008	an exchange-traded security
Maturity Date	May 14, 2018
Fee Amount (%)*	0.65% accrued on a daily basis
*As of December 31, 2010. See “Selected risk considerations” and the disclaimer for more information.

About the ETN

Exchange Traded Access Securities (ETRACS) are innovative new investment products offering easy access to markets and strategies that may not be readily available to individual investors.

The ETRACS CMCI Long Platinum Total Return exchange-traded note is designed to track the performance of the UBS Bloomberg CMCI Platinum Total Return (the “Index”), less investor fees.

About the Index

The Index measures the collateralized returns from a basket of platinum futures contracts. The commodity futures contracts are targeted for a constant maturity of three months. The Index was created in March 2008 and has no performance history prior to that date.

Historical returns

	Since Inception
	Total Return	Annualized Return	3 Month	1 Year	2 Year
CMCI Platinum Total Return	-15.13%	-2.54%	5.51%	19.90%	35.89%
Platinum Spot Price ($/oz.)	-5.79%	-0.92%	5.36%	20.79%	37.63%

Historical results for the period from March 31, 2008 through December 31, 2010.

Source: UBS Investment Bank, publicly available data.

Historical information presented is as of December 31, 2010 and is furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively.

The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

Index comparisons

The graph illustrates the historical returns of the Index from March 31, 2008 through December 31, 2010 in comparison with the spot price of platinum in $/oz. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETRACS ETNs are subject to investor fees. As a result, the return on the ETNs will always be lower than the total return on a direct investment in the Index or the Index constituents.

ETRACS. Innovative strategies, convenient access	+1-877-ETRACS 5	etracs@ubs.com

Characteristics and maturity weights

Number of holdings: basket of platinum futures contracts.

Benefits of investing in PTM

Exposure to a portfolio of platinum commodity futures through a single investment.

Selected risk considerations

An investment in the ETRACS ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” beginning on page S-11 in the prospectus supplement for the ETRACS ETNs (the “ETRACS Prospectus”). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

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You may lose some or all of your principal — The ETRACS ETNs are fully exposed to any decline in the level of the Index. You will lose some or all of your principal if the Index Ending Level is below the Index Starting Level or if the Index Ending Level is not sufficiently above the Index Starting Level to offset the cumulative effect of the Fee Amount applicable to your ETRACS ETNs. The Index is volatile and subject to a variety of market forces, some of which are described below. The Index Ending Level is therefore unpredictable. Commodity prices may change unpredictably, affecting the prices of the commodities underlying the exchange-traded futures contracts comprising the Index and, consequently, the value of the ETRACS ETNs.

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Limited performance history — The payment at maturity, call or early redemption on the ETRACS ETNs is linked to the performance of the Index, which was introduced in March 2008. As a result, the Index has a limited performance history, and it is uncertain how the Index will perform. In addition, while the Index is intended to represent a benchmark for commodities investments in platinum, the methodology used to achieve this benchmarking has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the Index will serve as an adequate benchmark for the performance of the platinum market.

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Market risk — The return on the ETRACS ETNs, which may be positive or negative, is directly linked to the performance of the Index, which is based on a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.

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Credit of UBS — The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ETRACS ETNs and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.

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Potential over-concentration in a particular commodity — There is only one commodity – platinum – underlying the futures contracts included in the Index. Investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the platinum markets and may not offer the same benefits of diversification as other investments.

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A trading market for the ETRACS ETNs may not develop — Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange.

•	No interest payments from the ETRACS ETNs — You will not receive any interest payments on the ETRACS ETNs.

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Minimum Redemption Amount — You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement.

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UBS’s Contingent Right Call — UBS may elect to redeem all outstanding ETRACS ETNs if the aggregate principal amount of ETRACS ETNs outstanding is less than $10,000,000 as described under “Specific Terms of the Securities — UBS’s Contingent Call Right” beginning on page S-35 of the ETRACS Prospectus.

For questions or additional information about ETRACS:

Contact us	ETRACS Investor Service Center: +1-877-ETRACS 5	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. – 5:00 p.m. EST	Website: ubs.com/etracs

Photograph reproduced with permission from Johnson Matthey

1The issuer credit rating as of December 5, 2011 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETNs) and is not indicative of the market risk associated with the ETNs. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETNs other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETNs.

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC. (http://www.sipc.org/) An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs. ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC. UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2011. The key symbol and UBS are among the registered and unregistered trademarks of UBS. “UBS Bloomberg Constant Maturity Commodity Index” and “CMCI” are services marks of UBS and/or Bloomberg. Patent pending. “Dow Jones”, “DJ-UBS Commodity Index” and “DJ-UBSCISM” are service marks of Dow Jones & Company Inc. and UBS AG, as the case may be. Other marks may be trademarks of their respective owners. All rights reserved. UBS assumes sole responsibility for this marketing material, which has not been reviewed by Bloomberg.

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